Exhibit 99.1

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com                email: info@rusoro.com

March 15, 2009                                                                                                            Trading Symbol:  (TSX-V):RML

RUSORO RESPONDS TO INACCURATE VANCOUVER SUN ALLEGATIONS

Rusoro Mining Ltd. (the “Company”) is issuing this news release in response to an article by David Baines published in the March 14, 2009 edition of the Vancouver Sun.  The article falsely implied that authorities in Thailand had charged Mr. Andre Agapov, the Chief Executive Officer and a director of the Company, with participation in a fraud on the Bangkok Bank of Commerce (the “BBC”) in the mid 1990s.

In fact, no criminal charges have ever been filed against Mr. Agapov, either in Thailand or elsewhere.  Far from filing any charges against Mr. Agapov, the Thai authorities have sought and obtained his cooperation and assistance.  In the early 1990s, Mr. Agapov had a junior position in the Russian banking and commercial organization called “OLBI”.  In Bangkok he served as a Russian/English translator for a principal of OLBI.  As a result, the Thai authorities interviewed him as a friendly witness and assured him that he was not under investigation.

The Thai government made a formal request for assistance to the U.S. Justice Department in March 2002, as referred to in Mr. Baines’ article, but this request for assistance clearly reflects an ongoing investigation and not the filing of charges.  The request was geared entirely toward gathering information and the U.S. court records pertaining to it show that it was closed out on May 20, 2002 without any charges being filed.  Moreover, Mr. Agapov has travelled to Thailand since 2002 on more than one occasion without difficulty.  As noted, there have been no past or present charges of any kind against Mr. Agapov concerning the BBC or any other matter.

ON BEHALF OF THE BOARD OF RUSORO MINING LTD.

“George Salamis”

President

CONTACT INFORMATION

George Salamis, President
Tel:  604- 632-4044  Fax:  604-682-1514
Toll Free:  1-800-668-0091
Symbol:  TSX-V:RML  Email:  info@rusoro.com
Website:  www.rusoro.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.